November 20, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance – Office of Technology
100 F. Street, N.E. Washington, D.C. 20549

Re: TOTVS S.A.
Registration Statement on Form F-4
File No. 333-249501
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TOTVS S.A. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-4 (File No. 333-249501), filed with the Commission on October 15, 2020, together with all exhibits thereto (the “Registration Statement”).

The Company filed the Registration Statement to register the issuance of shares in connection with its proposal (the “Proposal”) for a business combination with Linx S.A. (the “Transaction”). The Company is requesting withdrawal of the Registration Statement because certain conditions to the Proposal were not satisfied and determined it will not consummate the Transaction. In light of the foregoing, registration of the securities covered by the Registration Statement is unnecessary at this time.

The Registration Statement has not been declared effective, and no securities have been offered or sold or will be offered or sold pursuant to the Registration Statement. Accordingly, pursuant to paragraph (b) of Rule 477 of the Securities Act, the Company understands that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company further requests that, pursuant to Rule 457(p) under the Securities Act, registration fees previously paid to the Commission in connection with the Registration Statement be credited to the Company’s account for future use.

Please forward a copy of the written order granting withdrawal of the Registration Statement to the undersigned via email at gmaia@totvs.com.br with a copy to the Company’s U.S. legal counsel, Tobias Stirnberg, Esq. of Milbank LLP, via email at tstirnberg@milbank.com.

We appreciate in advance your time and attention. Should you have any questions regarding the foregoing, please contact Tobias Stirnberg of Milbank LLP at +55 11 3927 7702.

Sincerely,

TOTVS S.A.

By:	/s/ Gilsomar Maia Sebastião Name: Gilsomar Maia Sebastião Title: Chief Financial Officer and Investor Relations Officer

cc: Tobias Stirnberg, Esq., Milbank LLP